U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING                                     SEC FILE NUMBER
                                                                    0-26412


                                                                 CUSIP NUMBER
                                                                  904832102

(Check One):

[X] Form 10-Q

For Period Ended:  September 30, 2002

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I -- Registrant Information
--------------------------------------------------------------------------------

Full Name of Registrant         Union Acceptance Corporation

Former Name if Applicable       N/A

Address of Principal Executive Office (Street and Number) 250 N. Shadeland Ave.

City, State and Zip Code        Indianapolis, Indiana  46219


Part II -- Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]


          (a) The reasons described in reasonable detail in Part III could not be eliminated without unreasonable effort or expense.

          (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative
--------------------------------------------------------------------------------

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company has recently filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. The Form 10-Q requires additional management time to prepare additional disclosures and financial data arising from that event. In addition, the discontinuance of origination activities and related reduction in force on November 7, 2002, was a subsequent event requiring revaluation of the deferred tax asset. The registrant requires additional time to compile and incorporate this information to complete the report.

Part IV -- Other Information
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification.

Mark R. Turner                         317                      231-6400
--------------------------------------------------------------------------------
(Name)                               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes        [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                        [X] Yes        [ ]  No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company reported a third quarter net loss of $52.6 million, or $1.69 per common share on a fully diluted basis. This compares with a loss of $23.8 million, or $0.77 per common share, for the same period last year and a loss of $3.3 million, or $0.11 per common share, in the second quarter of 2002. The net loss for the nine months ended September 30, 2002 was $62.8 million, or $2.03 per common share, compared with a net loss of $26.4 million, or $1.30 per common share on a fully diluted basis, in the comparable year-ago nine-month period.

     Results for the quarter ended September 30 in both 2002 and 2001 include charges for the revaluation of retained interest in securitized assets. In the third quarter 2002, the charge was $29.7 million after-tax, or $0.96 per share, and $27.9 million after-tax, or $0.90 per share, in the year-ago quarter.

                          Union Acceptance Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2002           By: /s/ Mark R. Turner
                                      -----------------------------------------
                                      Mark R. Turner
                                      Treasurer, Chief Financial Officer and
                                      Executive Vice President